Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

The following discussion and analysis of the operations, results and financial position of Berkley Resources Inc. (the “Company”) for the period ended September 30, 2006 should be read in conjunction with the September 30, 2006 interim financial statements and the related notes. The effective date of this report is November 21, 2006.

Forward Looking Statements

Except for historical information, the Management’s Discussion & Analysis (the “MD&A”) may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Description of Business

The Company’s principal business activities are the acquisition, development, exploration, production and marketing of petroleum and natural gas reserves in Alberta and Saskatchewan. The Company also has real estate holdings. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol BKS and on the Frankfurt Stock Exchange under the symbol W80 and WKN 871666.

Overall Performance

The Company operates in two distinct segments, oil and gas and real estate rental. An overview analysis by segment is as follows:

Oil and Gas

Industry Overview

The oil and gas industry had a very active third quarter 2006 even though the oil prices have dropped from U.S. $70 per barrel at the beginning of the third quarter to approximately U.S. $59 by the end of the third quarter and into the fourth quarter.  Oil prices currently at U.S. $70.00 per barrel for West Texas Intermediate (WTI), however natural gas prices have stayed around the $7.00/mcf and below for the third quarter 2006 and into the fourth quarter.  There continues to be strong competition for labor, goods and services throughout Industry which has resulted in 20% to 40% increase in drilling and new exploration costs, year-over-year.  This will require that all Operators give added attention to long range planning.

Company Activity

The Company has drilling scheduled for two areas in Alberta during the balance of 2006 and into 2007. Both are high quality prospects, one is natural gas (Crossfield) and the second is a combination of dual zone oil and shallow natural gas (Senex).  The Company recently reported on these two areas as follows:

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M):

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to approximately 61 sections. This increase in land holdings will provide the Company with a very large block on which to develop all three productive formations identified to date. The winter drilling continues very successfully with eleven wells completed as producers or potential producers: three are shallow gas completions; four are completed as pumping oil wells; two are cased as potential oil wells and three are strong flowing oil wells capable of producing up to 500/600 barrels/day but currently being produced at between 200/400 barrels/day.  The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

The Company and its partner have a nine well follow-up program planned between now and April 2007. The 3D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. The original 3D seismic covered approximately 14 sections and another two 3D seismic programs completed in 2006 covered an additional 11 sections.   The Company also plans to finalize another 3D seismic program in the fourth quarter, to increase its knowledge for future targets.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licensing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of the Company’s lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale.  BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare).  The Company and its partners have sufficient holdings to move ahead with our own drilling plans; however negotiations are being pursued with the acquiring parties to extend our acreage position.

Summary

The Company has made a major commitment to the Senex Area in north-central Alberta. Large reserves of oil have been identified in two Devonian formations and a significant natural gas reserve in shallow lower Cretaceous sand.   All three opportunities are being evaluated and the company has drilled 3 successful wells between August and November, 2006.   As stated above, we have targeted nine more wells to drill in this area by the end of the first quarter 2007. The Company’s working interest in this project is mostly 20%.  Good progress is being made in the licensing process at Crossfield.  The Company now expects to drill this prospect by the end of the second quarter 2007.

Real estate

The office building in downtown Vancouver continues to have near full occupancy, with consistent operating results within a narrow range. In all material aspects the building achieved breakeven on an operating basis.  In order to expand the Company’s oil and gas opportunities there was an addition of a new mortgage on the building in 2005 and subsequent increase in the mortgage in the third quarter of 2006. As a result, the building is currently running at a monthly cash flow deficit of approximately $15,000.  The Company believes that it will be able to pay down this mortgage from future oil and gas revenues.

Results of Operations

Three months ended September 30, 2006 (“Q3-2006”) compared with the three months ended September 30, 2005 (“Q3-2005”).

Oil and gas

Oil and gas revenue was $382,094 for Q3-2006 compared to $282,766 for the same period in 2005, an increase of $99,328. The increase in Q3-2006 revenue is primarily due to higher crude oil sales. The production expenses for Q3-2006 were higher at $362,204 compared to $197,922 for 2005 and are a result of increases of $134,485 in operating costs, $23,000 in amortization and depletion charges and $8,837 in interest expense. The interest charges are due to the new Quest Capital Corp. (“Quest”) loan whereby 60% of the loan’s interest is charged to the oil and gas segment. There was a net income of $19,890 for the Q3-2006 compared to a net income of $84,844 reported for the same period in 2005. The demand for labour, services and equipment continues to put upward pressure on prices as is evident with the increase in operating costs.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

Real estate

There was a net rental loss of $64,441 for Q3-2006 compared with net rental loss of $22,786 for Q3-2005, a difference of $41,655. Operating costs increased by $3,654 in Q3-2006 due to the timing of some costs between the periods. Otherwise, the operating costs remained fairly consistent. The net rental loss was higher in Q3-2006 by $41,655 because of interest charges associated with the $1.5 million mortgage from IMOR Corp. which was paid out in Q3-2006 and the newly acquired loan of $2.8 million from Quest. In Q3-2005 the interest charges relating to the IMOR loan were based on a lessor amount of $1.0 million. The building had slightly higher occupancy in Q3-2006 than it had in Q2-2005 and the resulting increase in rental revenue was $1,947.

Head office - general and administrative expenses

General and administrative expenses totaled $266,164 for Q3-2006 compared with $245,351 for Q3-2005. The increase of $20,813 is due to a combination of cost increases and decreases. Increases of $21,858 in stock based compensation, $10,006 in management fees, $27,725 in consulting fees and $2,788 in filing and transfer agent fees were experienced while there were decreases of $14,104 in administrative, office services and premises expenses, $19,731 in professional fees and $8,096 in shareholder information costs. The increase in management fees is attributed to the addition of an officer part way through the Q3-2005 period whereas Q3-2006 experienced an expense for the full quarter. The increase in consulting fees is because of consulting agreements with unrelated parties to seek out financial opportunities. The administrative, office services and premises expense was higher in Q3-2005 due to a commitment fee on a loan secured at that time. Professional fees were less in Q3-2006 because no legal fees were incurred concerning the filing of the Form 20-F with the Securities Exchange Commission whereas in Q3-2005, the Company incurred fees regarding the 2003 and 2004 Form 20-F. The decrease in shareholder information costs was a result of an investor relations agreement in Q3-2005 that cost $10,000 compared to $nil in Q3-2006.

Loss for the period

Loss for Q3-2006 was $504,034 compared with a loss of $187,373 for Q3-2005, an increase of $316,661. As noted earlier there was the decrease in net oil and gas income combined with significantly higher interest charges in the real estate segment and an increase in stock based compensation under general and administrative costs. The remainder of the increase in loss is due to an other expense item of $196,000 incurred in Q3-2006 but not Q3-2005. This item was a loan advancement bonus that was a result of the Quest financing and was paid out through the issuance of 301,538 common shares of the Company instead of cash.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

Nine months ended September 30, 2006 (“YTD-2006”) compared with the nine months ended September 30, 2005 (“YTD-2005”).

Oil and gas

In total, there was a net oil and gas income of $44,693 for YTD-2006 compared to $332,729 for YTD-2005, a decrease of $288,036. Revenue was up by $52,540 due to higher production levels but operating costs increased significantly more by $152,139. Overall production expenses were up by $340,576 due primarily to the higher operating costs and an increase of $182,000 in amortization and depletion expense. Interest charges of $8,837 were also incurred in the current period compared to $nil in YTD-2005.

Real estate

The net rental loss for YTD-2006 was $134,223 compared to $46,536 in YTD-2005, an increase of $87,687. While the rental revenue actually increased by $5,991 and operating costs was reduced by $4,315, there was an increase in loan interest charges of $97,993 that caused a higher net rental loss. As discussed in the quarterly comparison above, the increase in loan interest charges was due to the payout of the IMOR Capital Corp. loan and securing of a new loan with Quest for a higher amount. As well, the Company did not start incurring the interest charges until the second quarter of 2005 so YTD-2006 has recorded four more months of interest compared to YTD-2005. In regards to operating costs, the costs are fairly consistent with the primary change being lower repair and maintenance costs in the YTD-2006 period.

Head office - general and administrative expenses

General and administrative costs for YTD-2006 were $904,667 compared to $823,918 for YTD-2005, an increase of 80,749. There were increases of $40,167 in management fees, $120,166 in consulting fees, $4,560 in professional fees and $6,645 in filing and transfer agent fees. The increase in management fees is due to the hiring of a President in the fourth quarter of 2005. The YTD-2006 period incurred full costs in this regard compared to approximately two months worth of costs in YTD-2005. Consulting fees increased as a result of consulting agreements with unrelated parties to seek out and evaluate other financial opportunities, look at corporate strategy and equity market planning and provide a market valuation of the real estate property. The change in professional fees was due to a variety of factors. There were increases in legal services in regards to evaluating new business opportunities and engineering services in regards to the oil and gas reserve report. These cost increases outweighed the decreases in audit fees and general legal services.

There were decreases of $43,635 in administrative, office services and premises, $3,019 in stock based compensation and $45,233 in shareholder information costs. The administrative, office services and premises costs were substantially reduced primarily because there were less financing fees incurred in YTD-2006 compared to YTD-2005. Administrative related costs that increased however were personnel costs, travel expenses and director fees. These cost increases were due to increased costs associated with exploring new business opportunities, new quarterly director’s fees for those directors not earning other forms of compensation from the Company and an increase in support staff. Shareholder information costs decreased as a result of there being no investor relations agreements during YTD-2006 compared to a $5,000 per month agreement during part of YTD-2005. Otherwise, the Company maintained a similar level of company promotion and awareness.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

Loss for the period

Loss for the period for YTD-2006 was $1,176,732 compared with 541,002 for YTD-2005, an increase of $635,730. The increase in the loss for the respective periods is due to the reasons discussed above; most notably the higher operating costs and amortization and depletion charges in the oil and gas segment, significantly higher interest charges in the real estate segment, higher management and consulting fees in the general and administrative section and the other expense item of $196,000 concerning the Quest financing arrangement. Despite the higher costs in the oil and gas segment, there continues to be a net oil and gas income as opposed to a net loss. Although the majority of the proceeds from financing activities are used on the oil and gas properties, the portion of interest on the loans of which the real estate provides the security is charged to the real estate segment. Without these interest charges the real estate segment would be in a net rental income position of approximately $18,000 for YTD-2006 and $8,000 for YTD-2005.

Summary of Quarterly Results

	2006	2006	2006	2005	2005	2005	2005	2004
Period Ended	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $	Sep 30 Q3 $	Jun 30 Q2 $	Mar 31 Q1 $	Dec 31 Q4 $
Net income (loss) before general and administration expense and other income and expenses	(44,551)	(88,029)	43,050	(1,614,416)	62,058	53,947	170,188	(71,330)
Loss for the period	(504,034)	(404,968)	(267,730)	(1,381,456)	(187,373)	(231,260)	(122,369)	(471,083)
Basic loss per Share	(0.04)	(0.03)	(0.02)	(0.14)	(0.02)	(0.02)	(0.01)	(0.07)
Diluted loss per Share	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Liquidity

At September 30, 2006 the Company had current assets of $1,102,411, of which $459,471 was comprised of cash. Current liabilities totaled $4,761,630, of which 3,389,402 was comprised of bank loans concerning the real estate property and oil and gas properties. Current assets were used to further investment in oil and gas properties and equipment by $1,548,895 in Q3-2006.

Total working capital deficiency at September 30, 2006 is $3,659,219, compared with a working capital deficiency of approximately $99,421 at December 31, 2005.

Total working capital deficiency includes a bank demand loan of $589,402 and a loan of $2,800,000 to Quest that will be due September 7, 2007. The Company’s present arrangements with the lender of the bank demand loan call for monthly blended payments of $8,000. Management does not anticipate any material change to the repayment arrangements to this lender. The Quest loan agreement calls for monthly interest only payments of approximately $28,000 for one year upon which the balance is due. The lender, assuming that the loan is in good standing, may extend the maturity date of this mortgage by one year at the request of the Company.

The Company’s debt facilities available comprises of a $50,000 standby line of credit which approximately $nil has been drawn against at this date.
Subsequent to the period ended September 30, 2006, the Company is addressing its’ working capital needs by issuing private placements. The Company is in the process of raising up to $4,140,000 in flow-through funds and up to $1,530,000 in non-flow-through funds.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

Capital Resources

The Company plans to continue its participation in the two projects discussed above. The Company expects to finance expenditures on these projects through private placements, existing production revenue and a farm out of a portion of its property interests (if required). In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Amounts due to related parties include $7,000 to Directors of the Company for Directors fees and expense reimbursements and $26,869 to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management and consulting fees totaling $179,747 were paid to Directors and their private companies in the nine month period.

Consulting fees totaling $72,000 were paid to a former Director and his spouse in the nine month period.

Administrative services, office supplies and accounting charges totaling $91,008 were paid to a private company owned by public companies having common Directors during the nine month period.

Disclosure of Management Compensation

During the nine month period, $51,747 was paid to the President for their services as director and officer of the Company, $48,000 was paid to the C.E.O. for their services as director and officer of the Company, $35,000 was paid to the V.P. Finance for their services as director and officer of the Company, $45,000 was paid to the V.P. Operations for their services as director and officer of the Company, and $8,116 was paid to the Secretary for their services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value of which 14,488,993 are issued and outstanding.

Berkley Resources Inc.
Form 51-102F1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2006

Summary of management incentive options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.52	September 19, 2008	580,500
$0.57	September 19, 2008	150,000
$0.74	September 19, 2008	6,000
$0.81	October 19, 2009	200,000
$0.77	October 29, 2009	37,500
$0.90	December 23, 2010	640,000
$0.56	September 21, 2011	600,000
		2,214,000

Summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$1.25	November 10, 2006	241,110
$1.50	November 10, 2006	551,250
$1.25	November 30, 2006	129,000
$1.50	November 30, 2006	319,500
$1.36	December 10, 2006	45,872
$1.25	December 28, 2007	636,000
		1,922,732

Subsequent Events

Subsequent to the period ended September 30, 2006 the Company closed the following private placements:

i.	A first tranche of a non-brokered private placement of 813,000 flow-through shares at a price of $0.90 per share. The Company has paid cash of $49,644 in finders’ fees.

ii.
A second tranche of a non-brokered private placement of 919,200 flow-through shares at a price of $0.90 per share and 715,600 units at a price of $0.90 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant under the Non Flow Through Offering will entitle the investor to purchase one additional share at a price of $1.20 until April 30, 2007 and then at a price of $1.50 until December 31, 2007. The Company has paid cash of $55,547 in finders’ fees.

Subsequent to the period ended September 30, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% and 3% of the gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.